SASM&F LLP DRAFT – July 18, 2008
FOR DISCUSSION PURPOSES ONLY

[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

July     , 2008

VIA EDGAR & FACSIMILE

Mr. Max A. Webb

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	DRS Technologies, Inc.
Schedule 14A filed June 13, 2008
File No. 001-08533

Dear Mr. Webb:

On behalf of our client, DRS Technologies, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 10, 2008 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Material on Schedule 14A filed with the Commission on June 13, 2008 (File No. 001-08533) (the “Preliminary Proxy Statement”).

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.  We have also included the requested Company statement below.  In addition, the Company notes that it has made other revisions to the Preliminary Proxy Statement to provide additional information to its stockholders and to update and/or clarify certain statements made therein.

We are simultaneously filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) amending the Preliminary Proxy Statement disclosure in response to the Comment Letter.

General

1.               Please provide us with your analysis as to whether you are required to file Schedule 13e-3 in connection with this transaction.

Response

The Company does not believe that it is required to file Schedule 13e-3 in connection with this transaction as the transaction does not fall into the definition of “Rule 13e-3 Transaction” as defined in Section (a)(3) of Rule 13e-3.  We note that Finmeccanica – Societá per azioni (“Finmeccanica”) owns no shares of the Company and has no Board representation at the Company and thus Finmeccanica is not an affiliate of the Company.

Specifically, the Company’s transaction with Finmeccanica does not constitute any of the following: (i) a purchase of any equity security by the Company or by an affiliate of the Company; (ii) a tender offer for or request or invitation for tenders of any equity security made by the Company or by an affiliate of the Company; or (iii) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the Company or by an affiliate of the Company, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of the Company or between the Company (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

2.               Please provide us with copies of the “board books” or similar documentation provided to the boards and management in connection with the proposed transaction.  Such material should include all presentations made by the financial advisors.

Response

Merrill Lynch and Bear Stearns will each be sending to the Staff under separate cover copies of their respective board books that were delivered to the Company’s Board of Directors.

Summary, page 1

3.               Please revise the summary to disclose that financing for the proposed transaction is assured.

Response

Concurrently with executing the Merger Agreement, Finmeccanica provided the Company with a financing commitment from financial institutions recognized in the European market to make available funds to Finmeccanica for the purpose of consummating the transactions contemplated by the Merger Agreement.  On June 19, 2008, Finmeccanica entered into a definitive agreement for the financing pursuant to which the financial institutions made available loan facilities for a maximum total amount of up to Euro 3.2 billion.  The syndication of these loan facilities has been successfully completed.

We have revised the disclosure in response to this comment to explicitly state that financing is not a condition to the transaction.  See page 6.

Company Termination Fee

4.               We note the first bullet on page 8.  It is unclear whether the company must accept a takeover proposal in order for the termination fee to become payable.  Please clarify.

Response

In order for the Company to be required to pay the termination fee to Finmeccanica under the circumstances described in this bullet, (i) there must have been a third party takeover proposal made prior to the termination of the Merger Agreement, and (ii) the merger agreement termination must have occurred because the outside date was reached or because of the Company’s failure to the obtain the requisite vote of its stockholders, and (iii) the Company must enter into an agreement with a third party contemplating the acquisition of 40% or more of the Company’s stock or assets within 12 months of the termination of the Merger Agreement.

For emphasis and clarity, we have added the conjunction “and” after each clause in boldface and made other clarifying revisions to the language.  See page 8.

Regulator and Other Governmental Approvals, page 8

5.               Please update this section if there have been more recent developments.

Response

We have revised the disclosure in response to this comment.  See pages 8 and 47.

In addition, in conjunction with the CFIUS review process, the Company and Finmeccanica have had preliminary meetings with representatives of the United States Department of Defense and CFIUS and, as is customary, the Company and Finmeccanica have submitted a preliminary informal filing to CFIUS.  Since the CFIUS review process is a confidential national security review of the transaction, the Company does not believe that it is appropriate to provide interim disclosure regarding the status of the process in its proxy statement. The Company notes that disclosure is already contained in the proxy statement about the review process and time frame. See pages 8, 9, 47 and 48.  The Company does not believe that additional disclosure is either material to investors or appropriate in the CFIUS review process.

Other Governmental Approvals and Consents, page 9

6.               Please revise to explain the meaning and significance of a “sponsored facilities clearance.”

Response

We have revised the disclosure in response to this comment to remove the term “sponsored facilities clearance” and provide greater clarity regarding the approvals to be sought by the Company.  See page 9.

7.               In the final sentence of the first paragraph of this section, you refer to the need for non-U.S. governmental approvals.  However, we note that your expanded disclosure on pages 47-49 does not reference such approvals.  Please identify and discuss the approvals needed from non-U.S. governmental entities.

Response

On July 4, 2008, the Company and Finmeccanica made a joint filing with the applicable anti-trust regulator in Germany and Finmeccanica made a filing with the applicable anti-trust regulator in Italy.  The initial Italian review process may take 30 calendar days or more with a possible additional review that could take an additional 45 calendar days or more. The initial German review process may take up to one month with a possible additional review that could take an additional three months or more.

In addition, the Company and Finmeccanica are discussing making filings with the applicable anti-trust regulator in other jurisdictions to the extent necessary.  The Company does not expect any material adverse consequences would arise from those filings.

Additionally, we have revised the disclosure in response to this comment.  See page 48.

Procedures for Receiving Merger Consideration, page 10

8.               Please indicate the timeframe within which stockholders may expect to receive cash consideration after surrendering their stock certificates.

Response

The Company expects that stockholders will receive the cash consideration payable pursuant to the Merger Agreement as soon as practicable following the surrender of their stock certificates.  Generally, from our experience in similar transactions, this process takes approximately ten days once the stock certificates are properly surrendered in accordance with the procedures described in the letter of transmittal delivered to stockholders by the paying agent after the effective time of the merger.

Additionally, we have revised the disclosure in response to this comment.  See page 10.

Dissenters’ Rights of Appraisal, page 11

9.               Please clarify that stockholders will receive $81.00 per share if they improperly exercise their appraisal rights.

Response

We have revised the disclosure in response to this comment.  See page 11.

Background of the Merger, page 22

10.         Refer to the spillover paragraph at the bottom of page 22.  Please identify the consultant retained by Finmeccanica to assist in exploring a strategic transaction.

Response

The consultant is an individual who provides consulting services in the field of security technology.  The consultant had no prior relationship with the Company.  The Company does not believe that the name of the consultant is a material fact that stockholders must know in order to make a fully informed decision on whether to vote in favor of the adoption of a cash merger.

Additionally, we have revised the disclosure in response to this comment.  See page 22.

11.         Please revise to clarify whether Finmeccanica and you considered any transactions other than a cash out merger and when and why the other alternatives were dropped.

Response

For the benefit of the Staff, neither the Company nor Finmeccanica considered any alternative transaction structures other than a cash out merger.  Since Finmeccanica does not have publicly traded stock in the United States, a transaction with Finmeccanica for consideration other than cash was not considered by the Company and all of the discussions between representatives of the Company and Finmeccanica contemplated a cash out merger.  We do not believe that further disclosure in the Company’s proxy statement is appropriate given these circumstances.

12.         Refer to the second sentence of the second full paragraph on page 23.  Please revise to disclose the company’s expectations regarding price and other terms.  If those expectations included the retention of senior management, please disclose.

Response

From the outset of the discussions between the Company and Finmeccanica, Finmeccanica expressed its desire to retain senior management as part of any transaction with the Company due to Finmeccanica’s relatively limited operations in the United States and to foster growth and development of the Company in the United States.  In addition, Finmeccanica communicated its desire to retain senior management because Finmeccanica believed that their retention would provide continuity of operations, which would assure the U.S. Government of continued support from the Company and would be beneficial during the CFIUS regulatory approval process.

Additionally, we have revised the disclosure in response to this comment to indicate that the expectations regarding price and other terms was in line with the written indication of interest received on March 18, 2008.  See page 23.

13.         Refer to the third full paragraph on page 23.  Please expand your explanation as to why you chose not to pursue talks with Company X following its expression of interest.

As you had not yet received a non-binding indication of interest from Finmeccanica it is unclear why you believed the “progression of the Finmeccanica discussions” weighed against entering into discussions with Company X.

Response

On March 6, 2008, the Company received a letter from Company X indicating its interest in acquiring the Company.  The letter was general in nature and did not include price or other terms.  By this time, the Company had already had numerous meetings and conversations with representatives of Finmeccanica over the course of the prior six months, including regarding the terms that Finmeccanica would be proposing in the written non-binding indication of interest that the Company believed would be delivered in the very near future.  In addition, at that time, based upon preliminary advice provided by a consultant to the Company, The Cohen Group (discussed on page 24 of the proxy statement), senior management of the Company believed that the CFIUS regulatory approval process for Company X could potentially be more difficult than the process for Finmeccanica.  The Company determined that based upon the progress that had been made with Finmeccanica (including the expectation that a non-binding letter of interest containing specific terms would be forthcoming) and the lack of any specific terms relating to a potential transaction in Company X’s letter, it was not advisable to pursue the Company X initiative while discussions with Finmeccanica were active.  In addition, senior management believed that if Finmeccanica learned that the Company was pursuing another party, this fact could lead to the termination of discussions by Finmeccanica.  The interest of Company X was discussed at length by the Company’s Board of Directors when a subsequent letter was received from Company X (as discussed on pages 24-26 of the proxy statement).

Additionally, we have revised the disclosure in response to this comment.  See the third full paragraph of page 23.

14.         Refer to the last full paragraph on page 23.  Please expand your discussion of the “potential benefits and risks” considered by the board in determining whether to proceed with negotiations.

Response

We have revised the disclosure in response to this comment.  See page 23.

15.         We note that Company X had a higher bid for cash.  Please revise to name the company.

Response

The Company does not believe that the name of Company X is a material fact that stockholders must know in order to make a fully informed decision on whether to vote in favor of the adoption of a cash merger.  Furthermore, the use of the term “Company X” (or similar terms) is standard practice in proxy statements.  The Company believes that if similarly situated companies are required to disclose the names of parties who show an interest in a potential transaction, those parties may well be less likely to explore potential transactions.  The Company further believes the disclosure of the names of potential acquirors or suitors in similar

circumstances and the resulting chilling effect would harm, not enhance, stockholder value, in general.   We also note that Company X’s letters included a request that the Company keep such information confidential.

In addition, the Company notes that, as further discussed below in response to Comment #17, Company X’s letters did not constitute a bid.  Among other things, the May 9, 2008 letter was subject to confirmatory due diligence, internal review and approvals and did not include a specific plan to address regulatory hurdles or information regarding the potential timing of a transaction, the availability of financing for Company X or other terms that would customarily be included in a bid.  In addition, the proposed price per share contained in Company X’s letter was expressly subject to downward adjustment without limit, and thus could not be considered a higher bid.

For the foregoing reasons, the Company prefers not to disclose the name of Company X in its proxy statement.

Reasons for the Merger; Recommendation of Our Board of Directors, page 27

16.         Revise this section to list reasons in support of the offer and reasons against the offer.  It appears that you may have intended to do this and only need to revise the introduction to the first list as well as to revise conclusory statements such as the first bullet which are written in such a way investors would be unable to tell if you believe it supports the recommendation or not.

Response

We have revised the disclosure in response to this comment.  See pages 27-30.

17.         We note the last bullet on page 27.  Please clarify why you believed that the risk associated with the regulatory approval process were greater in connection with a transaction with Company X than with Finmeccanica, another foreign company.

Response

In considering the preliminary proposal received from Company X, the Company’s Board of Directors reviewed a number of factors, including the required regulatory approval processes and the fact that Company X did not provide a specific plan to address the regulatory hurdles likely to face a foreign company’s acquisition of the Company. The Company’s Board of Directors noted that Company X failed to provide the Company with specific information with respect to the Exon-Florio review process and FOCI mitigation and did not provide specifics regarding its plan to comply with applicable export control laws and regulations.

The Company’s view of Company X’s preliminary proposal was primarily driven by the lack of certainty, evidenced by, among other things, the risks associated with the timing of the transaction, Company X’s interest being subject to conducting due diligence and receiving board approval prior to proposing a final offer price, Company X’s lack of committed financing and the relative risks of the regulatory approval processes for each potential acquiror.  In the face of the more detailed proposal from Finmeccanica (subsequently modified to increase the per share price and reduce the amount of the termination fee), which included a financing commitment and advanced discussions on addressing the regulatory approval process, the Company’s Board of

Directors believed that Company X’s preliminary indication of interest was less likely to lead to a consummated transaction than the Finmeccanica offer.  Moreover, we note that the Company’s Board of Directors believed that the reduced termination fee agreed to by Finmeccanica and the Company would not deter Company X or any serious prospective acquiror from making a superior proposal. See our response to Comment # 19 below.

In addition, we have revised the disclosure accordingly.  See pages 27 and 28.

18.         We do not understand why the fifth bullet on page 28 is a favorable factor.  Please revise to clarify.  It might appear to reward those who took advantage of a situation created by the failure of you and others to keep confidential your merger talks.

Response

The Company believes that in the absence of a near term transaction with Finmeccanica all of the Company’s stockholders would likely suffer a loss in the value of their stockholdings in comparison to the value being offered by Finmeccanica.  In deciding whether to accept Finmeccanica’s offer the Company’s Board of Directors considered, among other factors, that the price per share being offered by Finmeccanica was favorable to the Company’s stockholders and that the Company’s share price could drop precipitately in the absence of a transaction.

In addition, we have revised the disclosure in response to this comment.  See page 28.

19.         Please revise the second bullet on page 29 to clarify why you believe the termination fee is reasonable in light of facts and circumstances, including the prior receipt of a higher cash offer subject to customary due diligence, than one you have accepted or tell us why such revision is not necessary.

Response

Based upon comparable transactions of this size and court rulings in the State of Delaware regarding the size of termination fees, the Company believes that the agreed upon $90 million termination fee is reasonable.  The Company notes that Finmeccanica agreed to reduce its request for a $150 million termination fee as part of the Company’s negotiations with Finmeccanica after receipt of the preliminary proposal from Company X.  Based upon the advice of its financial advisors, the Company believes that the reduced $90 million termination fee, or approximately $2.00 per share, would not deter serious potential acquirors from making superior proposals.

Additionally, we have revised the disclosure in response to this comment.  See page 29.

20.         We note the fourth bullet on page 29.  Please revise background of the Merger to explain what a FOCI mitigation plan is.

Response

We have revised the disclosure in response to this comment to cross reference the more complete description contained in the section of the proxy statement regarding regulatory and other governmental approvals.  See page 29.

21.         Refer to the second sentence of the last full paragraph on page 30.  Please revise to clarify that you have disclosed all material factors considered by the board in making its recommendation to the stockholders.

Response

We have revised the disclosure in response to this comment.  See page 30.

Opinion of Bear Stearns and Co. Inc., page 31

Opinion of Merrill Lynch, page 40

22.         We note your disclosure on pages 39 and 46 that your financial advisors will be paid customary fees.  Please revise here and in the summary to disclose the amount of these fees, including the portions contingent upon the execution of the merger agreement or the consummation of the merger.

Response

We have revised the disclosure in response to this comment.  See pages 4, 39 and 46.

23.         Please expand the description of the material relationship which existed between the company and its financial advisors during the past two years to more fully describe the size and nature of any prior representation.

Response

The Company viewed Bear Stearns as its primary investment banking firm, as Bear Stearns has represented the Company on numerous acquisitions and public offerings of securities over the years.  Most recently, Bear Stearns represented the Company in its acquisition of Engineered Support Systems Inc. which was completed in 2006.  Since December 1, 2005, the Company has paid Bear Stearns a total of $32.9 million for investment banking services rendered (not including fees received in conjunction with this transaction).

Merrill Lynch has not received any fees for investment banking services provided to the Company in the past  two years.

Other Considerations, page 38

24.         Please revise this section in light of the acquisition of Bear Stearns by J.P. Morgan Chase.

Response

On May 31, 2008, Bear Stearns and Co, Inc. (“Bear Stearns”) was acquired by JPMorgan Chase & Co. (“JPMorgan”) as part of JPMorgan’s acquisition of The Bear Stearns Companies Inc. The acquisition occurred after the delivery of the Bear Stearns fairness opinion to the Company and the execution of the Merger Agreement by the Company and Finmeccanica. In light of the JPMorgan acquisition of Bear Stearns, the Company’s engagement letter with

Bear Stearns provides that if a second fairness opinion were required to be given by Bear Stearns for any reason, JP Morgan Securities Inc., not Bear Stearns, would deliver such opinion.

Additionally, we have revised the disclosure in response to this comment.  See page 40.

Opinion of Merrill Lynch, page 40

25.         The last sentence of the first paragraph contains the assumption that the final form of the merger agreement would be the same as the draft they considered.  Please add disclosure, if true, that the assumption was correct or tell us it was.

Response

Except for certain non-material changes, the assumption by Merrill Lynch that the draft of the Merger Agreement they reviewed would the same as the final Merger Agreement, was a correct assumption.

Research Analyst Price Targets, page 43

26.         It appears that Merrill Lynch reviewed published estimates of your company’s price targets.  If so, please disclose the price targets and the source of each projection.

Response

We have revised the disclosure in response to this comment.  See page 43.

The Merger Agreement, page 58

27.         Refer to the final sentence of the second introductory paragraph to this section.  Please tell us which representations and warranties you are referring to.  We may have additional comments on this matter.

Response

The Merger Agreement contains standard representations and warranties for a transaction of this size and nature.  The representations and warranties were negotiated by the Company and Finmeccanica and generally reflect each sides’ risk tolerances for certain items set forth therein.  The final sentence of the second introductory paragraph to this section was included to convey to stockholders of the Company that the representations and warranties negotiated as part of the Merger Agreement may serve business purposes other than providing the Company’s stockholders with information about the Company and that stockholders should not base their investment decisions regarding the Company, or their decision whether to vote in favor of the adoption of the Merger Agreement, thereon.

For the benefit of the Staff, the Company notes that a majority of the representations and warranties are not restricted to a given time period and all expire upon the closing of the transactions contemplated by the Merger Agreement.  However, portions of a number of representations and warranties are made solely as of the date of the Merger Agreement or as of the close of business on the business day preceding the date of the Merger Agreement (including those relating to the Company’s capitalization, material contracts, title to properties, benefits plans, intellectual property, related party transactions and labor relations matters and Finmeccanica’s commitment letters).  In addition, portions of the representation and warranty relating to the Company’s SEC filings are made as of the dates of such filings.

In addition, we have revised the disclosure in response to this comment in order to clarify the intent of the language which is the subject to the Staff’s comment.  See page 58.

Beneficial Ownership Table, page 77

28.         Please revise the footnotes to the beneficial ownership table to disclose the individuals possessing voting and investment control over the shares held by Marsico Capital Management, LLC and FMR, LLC.  Refer to Item 6(d) of Schedule 14A and Instruction 2 to Item 403 of Regulation S-K.

Response

Information with respect to the names of individuals possessing voting and investment control over the shares of common stock of the Company held by Marsico Capital Management, LLC is not publicly available.  However, we have revised the Preliminary Proxy Statement disclosure in response to this comment for FMR, LLC based upon FMR, LLC’s Schedule 13G filed with the SEC on February 14, 2008.  See page 78.

Appendices B and C: Fairness Opinions of Bear Stearns and Merrill Lynch

29.         We note the second sentence of the last paragraph on B-2.  Please note that as a document publicly-filed with the Commission, you may not limit investors’ reliance upon the fairness opinions.  Please revise the fairness opinion as well as your disclosure in the proxy, as appropriate, to eliminate limitations on reliance.

Response

We acknowledge the Staff’s comment but believe that neither the proxy statement nor the fairness opinions place limitations on investors’ reliance on the fairness opinions. The language in the Bear Stearns opinion letter noted by the Staff, which states that the opinion and the letter “are not to be used for any other purpose,” goes on to provide, as an express exception to this limitation, that the opinion may be included in the proxy statement to be distributed to holders of the Company’s common stock. The text of the proxy statement itself sets forth no limitations on reliance by stockholders.  Accordingly, we respectfully propose not to seek a revision of the Bear Stearns opinion.

30.         Please confirm that each financial advisor has consented to the inclusion of, and reference to, its opinion in the proxy and file consents.

Response

The Company confirms that each financial advisor has consented to the inclusion of, and reference to, its opinion in the proxy statement.  The opinions, which have been filed with the proxy statement as Appendices B and C thereto, each expressly provides that it may be included in the Company’s proxy statement.

General – Company Statement

At your request, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-735-3380 with any questions or comments you may have.

Very truly yours,

/s/ Jeffrey W. Tindell
Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP

cc:                                 Nina Laserson Dunn, Esq., Executive Vice President, General Counsel and Secretary, DRS Technologies, Inc.